Edwin O’Connor	Goodwin Procter LLP
212-813-8853	Counselors at Law
EOConnor@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

October 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Suzanne Hayes

Re:	BeiGene, Ltd.
Draft Registration Statement on Form S-1
Submitted August 28, 2015
CIK No. 0001651308

Dear Ms. Hayes:

This letter is being submitted on behalf of BeiGene, Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on August 28, 2015 (the “Draft Registration Statement”), as set forth in your letter dated September 24, 2015 addressed to Mr. John V. Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”).  The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Registration Statement (marked to show changes from the Draft

Registration Statement).

Table of Contents

1.              Where you discuss your use of industry publications and third-party research, you state that “we have not independently verified such data and you are cautioned not to give undue weight to this information.” Please revise to also clarify that you are liable for the information that you provide to investors in the registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page i to delete the statement that “we have not independently verified such data.”

Prospectus Summary

Overview, page 1

2.              Please clarify the meaning of any specific scientific or technical terms the first time they are used in your prospectus in order to ensure that your disclosure is easily understandable by the lay reader. For example only, please clarify that BTK is a kinase, RAF dimer is a gene, PARP refers to a family of proteins and that PD-1 is a cell surface receptor protein that acts as an immune checkpoint.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1–4 of the Prospectus Summary and in the Business section of the prospectus beginning on page 125 to define the meaning of the specific scientific or technical terms the first time they are used in the prospectus so that the disclosure is easily understandable by the lay reader.

3.              In your description of BGB-283, please explain what the MAPK pathway is and distinguish between RAF inhibitors and BRAF inhibitors. Also, please explain how RAF monomers and dimers differ and the significance of the dimerization process.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 147–148 to explain the MAPK pathway, the distinction between RAF inhibitors and BRAF inhibitors, and how RAF monomers and dimers differ and the significance of the dimerization process.

4.              The tables displaying your pipeline drug candidates should reflect the actual, and not the anticipated, clinical status of these products. Accordingly, please move the arrow for BGB-290 here and in the corresponding table on page 128 to the midpoint of the BGB-290 column, as the dose-escalation phase of your clinical trial is ongoing.

RESPONSE:  In response to the Staff’s comment, the Company has revised the drug candidate pipeline table on pages 2 and 130 to move the arrow for BGB-290 to the midpoint of the dose-escalation phase column.

Company and Other Information, page 6

5.              Please state here that the term “exempted company” refers to one whose operations will be mainly carried out outside of the Cayman Islands.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 6–7 to further explain the “exempted company” status.

Risk Factors

We will need to obtain additional funding . . . , page 15

6.              To provide investors with greater context of the risk identified here, please also state in this risk factor the total net cash flows used by your operating activities in recent periods.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 15–16 to provide the information regarding the total net cash flows used for its operating activities in recent periods.

Risks Related to Clinical Development of Our Drug Candidates

“Our drug candidates may cause undesirable side effects . . . ,” page 27

7.              Please amend this risk factor to include examples of the drug-related adverse events you have identified in the clinical trials of your product candidates, as disclosed in your Business section.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 27 to include examples of the drug-related adverse events it has identified in its clinical trials.

Risks Related to Our Industry, Business and Operation

“If product liability lawsuits are brought against us . . . ,” page 62

8.              Please amend this risk factor to indicate the monetary limit of the product liability insurance coverage you have obtained.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 63 to indicate the monetary limit of the clinical trial insurance coverage it has obtained.

Use of Proceeds, page 86

9.              To the extent practicable, please separate the amount of net offering proceeds you intend to allocate toward research and development expenses from the remainder amount you have designated for working capital and general corporate purposes.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 88 to separate the amount of the net offering proceeds it intends to allocate toward research and development expenses from the remainder amount it has designated for working capital and general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Revenue, page 100

10.       Please disclose separately the aggregate potential receipts under your collaboration agreements with Merck for clinical, regulatory and commercial milestones.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 102–103 to disclose separately the aggregate potential receipts under the Merck KGaA collaboration agreements for clinical, regulatory and commercial milestones.

Results of Operations

Research and Development Expenses, page 105

11.       Please expand your disclosure to include the total costs incurred during each period presented for each project or product candidate separately.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company maintains records related to the development expenses by product candidate, such records are not part of the Company’s formal accounting system.  Therefore, the Company does not believe it is appropriate to disclose such preliminary data in the prospectus.

Critical Accounting Policies and Significant Judgements and Estimates

Fair Value Estimate, page 118

12.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price,

please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of it ordinary shares leading up to the IPO and the estimated offering price once the Company has an estimated offering price range.

Business

Overview, page 123

13.       In the first paragraph you state that your drug candidates targeting BTK, RAF dimer and PARP are all currently in the dose-expansion phase of their respective clinical trials. Please amend this disclosure as BGB-290 has not yet progressed to the dose-expansion phase.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 125 to clarify that BGB-290 has not progressed to the dose-expansion phase.

14.       Please state in this disclosure, if true, that you have made no efforts to date to seek regulatory approval for any of your product candidates in the United States, such as filing an Investigational New Drug Application with the FDA.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 125 to clarify that it has an active Investigational New Drug Application (“IND”) with the FDA.

China’s Pharmaceutical Market, page 133

15.       Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note the industry data provided on pages 133 and 134 and in the “Market Opportunity” section starting on page 153. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

RESPONSE:  The Company acknowledges the Staff’s comment and is supplementally providing the Staff with copies of the materials that support all quantitative and qualitative business and industry data used in the Registration Statement.  The Company has marked each source to highlight the applicable portion or section containing the factual assertion, the statistic or the data supporting the quantitative and qualitative business and industry data used in the Registration Statement, as appropriate, and has cross-referenced it to the corresponding location in the Registration Statement.  In addition, the Company confirms to the Staff that no third party data included in the Registration Statement was prepared for or commissioned by the Company or its affiliates.

Principal Shareholders, page 216

16.       For each of the entities listed in your beneficial ownership table, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the shares.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 219–220 to disclose the natural person or persons who exercise dispositive voting or investment control with respect to the shares held by each of the entities listed in the beneficial ownership table.

2. Summary of significant accounting policies

Fair Value Measurements, page F-9

17.       Please explain your determination that your investments in debt securities should be considered level 1 in the fair value hierarchy.

RESPONSE:  The Company respectfully advises the Staff that the Company’s investments in debt securities consist of exchange-traded corporate fixed income bonds and U.S. treasury securities. The fair value of these investments in debt securities was determined using quoted prices in active markets for identical assets that the Company could access at the respective measurement dates as disclosed in Note 2 Summary of Significant Accounting Policies, Fair Value Measurements, Fair Value of Financial Instruments and Note 3 Short-term Investments on pages F-9 and F-22, respectively. Based on the above, the Company determined that these investments in debt securities should be considered level 1 in the fair value hierarchy.

16. Research and development collaborative arrangements, page F-40

18.       Regarding your arrangements with Merck KGaA please address the following:

•                  You state that you are eligible to receive upfront non-refundable payments and Phase I research and development fees. Please tell us what research and development fees you are referring to and how they differ from the contingent Phase I research and development fees;

•                  Disclose the significant factors, inputs, assumptions and methods used in determining the best estimate of selling price of each deliverable. Refer to ASC 605-25-50-2; and

•                  Disclose the performance period of the research and development services.

RESPONSE:  The Company respectfully advises the Staff that the eligible upfront Phase I research and development fees the Company is referring to represents the non-refundable payments received from Merck KGaA in relation to the Ex-PRC Phase I Dose Escalation Trial for the BGB-283 and BGB-290 products, respectively. The contingent Phase I research and development fees represents an additional non-refundable payment that the Company is eligible to receive from Merck KGaA following the dosing of the 5th patient in the Ex-PRC Phase I Dose Escalation Trial for the BGB-283 and BGB-290 products, respectively. Based on the above, the only difference is the timing of the receipt of the payments from Merck KGaA. The Company received the Phase I research and development fees upfront whereas the additional contingent Phase I research and development fees were only received by the Company following the completion of the 5th patient dosing.

In response to the Staff’s comments, the Company has revised the disclosures on pages F-40 and F-41.

Other Comments

19.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

20.       Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus.  If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

cc:                                John V. Oyler, Chief Executive Officer and Chairman, BeiGene, Ltd.

Howard Liang, Chief Financial Officer and Chief Strategy Officer, BeiGene, Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Michael J. Kendall, Goodwin Procter LLP

Qing Nian, Goodwin Procter LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP